Exhibit 8.1
List of Subsidiaries

Name	Place of Incorporation
Agria Group Limited	British Virgin Islands
Southrich Limited	British Virgin Islands
China Victory International Holdings Limited	Hong Kong
Agria (Singapore) Pte. Ltd.	Singapore
Aero-Biotech Science & Technology Co., Ltd.	PRC
Agria Brother Biotech (Shenzhen) Co., Ltd.	PRC
Consolidated Affiliated Entity of the Registrant

Name	Place of Incorporation
Taiyuan Primalights Agriculture Development Co., Ltd.	PRC